As filed with the Securities and Exchange Commission on February 29, 1996
                                                  Registration No. 33-______

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM N-14

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

   [ ] Pre-Effective Amendment No. ____ [ ] Post-Effective Amendment No. ____

                             BT PYRAMID MUTUAL FUNDS
               (Exact Name of Registrant as Specified in Charter)

                 Area Code and Telephone Number: (617) 423-0800

                 6 ST. JAMES AVENUE, BOSTON, MASSACHUSETTS 02116
               (Address of Principal Executive Offices) (Zip code)

                               Philip W. Coolidge
                     Signature Broker-Dealer Services, Inc.
                               6 St. James Avenue
                           Boston, Massachusetts 02116
                     (Name and Address of Agent for Service)

                                    copy to:

                             Burton M. Leibert, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022

Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.
------------------------------------------------------------------------------
Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940. Accordingly, no fee is payable herewith. Registrant's Rule 24f-2 Notice for the fiscal year ended December 31, 1994 was filed with the Securities and Exchange Commission on February 27, 1995. Registrant's Rule 24f-2 Notice for the fiscal year ended December 31, 1995 will be filed with the Securities and Exchange Commission on or about February 29, 1996.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 BT0489C

                             BT PYRAMID MUTUAL FUNDS

                                   CONTENTS OF
                             REGISTRATION STATEMENT




This Registration Statement contains the following pages and documents:

         Front Cover

         Contents Page

         Cross-Reference Sheet

         Letter to Shareholders

         Notice of Special Meeting

         Part A - Prospectus/Proxy Statement

         Part B - Statement of Additional Information

         Part C - Other Information

         Signature Page

         Exhibits

                             BT PYRAMID MUTUAL FUNDS

                         FORM N-14 CROSS REFERENCE SHEET
            Pursuant to Rule 481(a) Under the Securities Act of 1933


================================================================================
                                              Prospectus/Proxy
PART A ITEM NO. AND CAPTION                   STATEMENT CAPTION

--------------------------------------------------------------------------------
Item 1.           Beginning of                Cover Page; Cross Reference Sheet
                  Registration Statement
                  and Outside Front Cover
                  Page of Prospectus
--------------------------------------------------------------------------------
Item 2.           Beginning and Outside       Table of Contents
                  Back Cover Page of
                  Prospectus
--------------------------------------------------------------------------------
Item 3.           Synopsis Information        Summary; Comparison of Investment
                  and Risk Factors            Objectives and Policies
--------------------------------------------------------------------------------
Item 4.           Information About the       Summary; Reasons for the
                  Transaction                 Reorganization; Information About
                                              the Reorganization; Information on
                                              Shareholders' Rights; Exhibit A
                                              (Agreement and Plan of
                                              Reorganization)
--------------------------------------------------------------------------------
Item 5.           Information About the       Cover Page; Summary; Information
                  Registrant                  About the Reorganization;
                                              Comparison of InvestmentObjectives
                                              and Policies; Information on
                                              Shareholders'Rights; Additional
                                              Information About The Acquiring
                                              Fund and The Acquired Fund;
                                              Prospectus of BT Investment
                                              Limited Term U.S. Government
                                              Securities Fund dated
                                              April 28, 1995.
-------------------------------------------------------------------------------
Item 6.           Information About the       Summary; Information About the
                  Company Being Acquired      Reorganization; Comparison of
                                              Investment Objectives and
                                              Policies; Information on
                                              Shareholders' Rights; Additional
                                              Information About The Acquiring
                                              Fund and The Acquired Fund
--------------------------------------------------------------------------------
Item 7.           Voting Information          Summary; Information About the
                                              Reorganization; Information on
                                              Shareholders' Rights; Voting
                                              Information
--------------------------------------------------------------------------------
Item 8.           Interest of Certain         Financial Statements and Experts;
                  Persons and Experts         Legal Matters

--------------------------------------------------------------------------------
Item 9.           Additional Information      Not Applicable
                  Required for Re-
                  offering By Persons
                  Deemed to be
                  Underwriters
--------------------------------------------------------------------------------

================================================================================
================================================================================
                                             Statement of Additional
PART B ITEM NO. AND CAPTION                  Information
                                             INFORMATION CAPTION
--------------------------------------------------------------------------------
Item              Cover Page                 Cover Page
10.
--------------------------------------------------------------------------------
Item              Table of Contents          Cover Page
11.
--------------------------------------------------------------------------------
Item              Additional Information     Cover Page;  Statement of
12.               About the Registrant       Additional Information of the
                                             Acquiring Fund
--------------------------------------------------------------------------------
Item              Additional Information     Not Applicable
13.               About the Company Being
                  Acquired
--------------------------------------------------------------------------------
Item              Financial Statements       Annual Report of the Acquired
14.                                          Fund; Annual Report of the
                                             Acquiring Fund;
                                             Pro Forma Financial Statements
--------------------------------------------------------------------------------

================================================================================
================================================================================

PART C ITEM NO. AND CAPTION                  OTHER INFORMATION CAPTION

--------------------------------------------------------------------------------
15.               Indemnification           A caption "Information on
                                             Shareholders' Rights -- Liability
                                             of Trustees"
--------------------------------------------------------------------------------
Item              Exhibits                   Exhibits
16.
--------------------------------------------------------------------------------
Item              Undertakings               Undertakings
17.
--------------------------------------------------------------------------------

================================================================================

                       A SPECIAL NOTICE TO SHAREHOLDERS OF
                               BT INVESTMENT FUNDS
               SHORT/INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND


Dear Shareholder:

The Board of Trustees of BT Investment Funds (the "Trust") has recently reviewed and unanimously endorsed a proposal for a reorganization of Short/Intermediate U.S. Government Securities Fund (the "Fund"), a series of the Trust, which it judges to be in the best interests of the Fund's shareholders.

UNDER THE TERMS OF THE PROPOSAL, BT INVESTMENT LIMITED TERM U.S. GOVERNMENT SECURITIES FUND (THE "ACQUIRING FUND") WOULD ACQUIRE ALL OR SUBSTANTIALLY ALL OF THE ASSETS AND LIABILITIES OF THE FUND. After such transfer, the Fund would be liquidated and you would become a shareholder of the Acquiring Fund, having received shares of beneficial interest in an aggregate value equal to the aggregate value of your investment in the Fund at the time of the transaction. Because both the Fund and the Acquiring Fund invest all of their assets in the same registered investment company, the Short/Intermediate U.S. Government Securities Portfolio, the assets of the Fund will continue to be invested in the same portfolio securities following the proposed transaction.

The Board of Trustees of the Trust has determined that it is in your best interests to combine the Fund with the Acquiring Fund. In making this determination, the Board considered, among other things, that the annual operating expenses of the Acquiring Fund will be less than the current annual operating expenses of the Fund after reimbursements or waivers. In addition, the Board considered that the investment objective of the Fund is the same as the investment objective of the Acquiring Fund and that the reorganization would, in the opinion of counsel, be free from federal income taxes to you, the Fund, and the Acquiring Fund.

             SPECIAL MEETING OF SHAREHOLDERS: YOUR VOTE IS IMPORTANT

To consider this transaction, we have called a Special Meeting of Shareholders to be held on April ___, 1996. WE STRONGLY INVITE YOUR PARTICIPATION BY ASKING YOU TO REVIEW, COMPLETE AND RETURN YOUR PROXY PROMPTLY.

Detailed information about the proposed transaction is described in the enclosed proxy statement. On behalf of the Board, I thank you for your participation as a shareholder and urge you to please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience.

If you have any questions about the proposed transaction, please feel free to call your financial consultant.

IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED PROMPTLY

                                                              Sincerely,


                                                              PHILIP W. COOLIDGE
March     , 1996                                              President

                              BT INVESTMENT FUNDS--
               SHORT/INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND
                               6 St. James Avenue
                           Boston, Massachusetts 02116

                              ------------------


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           To Be Held on April__, 1996

                             ------------------

To Our Shareholders:

         Notice is hereby given that a Special Meeting of the Shareholders (the "Meeting") of Short/Intermediate U.S. Government Securities Fund (the "Fund"), a separate series of BT Investment Funds (the "Trust"), will be held at the offices of the Trust at 6 St. James Avenue, 9th Floor, Boston, Massachusetts on April ___, 1996, commencing at 9:30 a.m. for the following purposes:

 1. To consider and act upon the Agreement and Plan of Reorganization (the "Plan") dated as of February 9, 1996 providing for (i) the acquisition of all or substantially all of the assets of the Fund by BT Investment Limited Term U.S. Government Securities Fund (the "Acquiring Fund"), a series of BT Pyramid Mutual Funds, in exchange for shares of beneficial interest of the Acquiring Fund and the assumption by the Acquiring Fund of certain scheduled liabilities of the Fund; (ii) the distribution of such shares of the Acquiring Fund to shareholders of the Fund in liquidation of the Fund; and (iii) the subsequent termination of the Fund.

 2. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

         The Trustees of the Trust have fixed the close of business on March --, 1996 as the record date for the determination of shareholders of the Fund entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

         IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE SPECIAL MEETING ARE URGED TO SIGN AND RETURN WITHOUT DELAY THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS ARE SET FORTH ON THE FOLLOWING PAGE.

                                          By Order of the Board of Trustees



                                          THOMAS M. LENZ, SECRETARY

March____, 1996


YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                      INSTRUCTIONS FOR SIGNING PROXY CARDS


         The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card.

3. All Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

         REGISTRATION                                     VALID SIGNATURE

         CORPORATE ACCOUNTS
         (1) ABC Corp. . . . . . . . . . . . . . . . . .  ABC Corp.
         (2) ABC Corp. . . . . . . . . . . . . . . . . .  John Doe, Treasurer
         (3) ABC Corp.
                  c/o John Doe, Treasurer . . . . . . . . John Doe
         (4) ABC Corp. Profit Sharing Plan . . . . . . .  John Doe, Trustee

         TRUST ACCOUNTS
         (1) ABC Trust . . . . . . . . . . . . . . . . .  Jane B. Doe, Trustee
         (2) Jane B. Doe, Trustee
                  u/t/d 12/28/78. . . . . . . . . . . . . Jane B. Doe

         CUSTODIAL OR ESTATE ACCOUNTS
         (1) John B. Smith, Cust.
                  f/b/o John B. Smith, Jr. UGMA . . . . . John B. Smith
         (2)  John B. Smith. . . . . . . . . . . . . . .  John B. Smith, Jr.,
                                                          Executor

                           PROSPECTUS/PROXY STATEMENT
                             DATED MARCH______, 1996

                          ACQUISITION OF THE ASSETS OF
               SHORT/INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND
                              A SEPARATE SERIES OF
                               BT INVESTMENT FUNDS
                               6 ST. JAMES AVENUE
                           BOSTON, MASSACHUSETTS 02116
                                  (617)423-0800

                        BY AND IN EXCHANGE FOR SHARES OF

           BT INVESTMENT LIMITED TERM U.S. GOVERNMENT SECURITIES FUND
                              A SEPARATE SERIES OF
                             BT PYRAMID MUTUAL FUNDS
                               6 ST. JAMES AVENUE
                           BOSTON, MASSACHUSETTS 02116
                                 (617) 423-0800

         This Prospectus/Proxy Statement is being furnished to shareholders of Short/Intermediate U.S. Government Securities (the "Acquired Fund"), a series of BT Investment Funds (the "Investment Trust"), in connection with a proposed plan of reorganization to be submitted to shareholders of the Acquired Fund for consideration at a Special Meeting of Shareholders to be held on April __, 1996 at 9:30 a.m. (the "Meeting"), at the offices of the Investment Trust at 6 St. James Avenue, 9th Floor, Boston, Massachusetts, or any adjournment or adjournments thereof.

         The plan provides for the acquisition of all or substantially all of the assets of the Acquired Fund by BT Investment Limited Term U.S. Government Securities Fund (the "Acquiring Fund"), a series of BT Pyramid Mutual Funds (the "Pyramid Trust"), in exchange for shares of beneficial interest of the Acquiring Fund and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund (collectively, the Acquired Fund and the Acquiring Fund are referred to herein as the Funds). Following the exchange, shares of the Acquiring Fund will be distributed to shareholders of the Acquired Fund in liquidation of the Acquired Fund, and the Acquired Fund will be terminated (collectively, such transactions are referred to herein as the "Reorganization"). As a result of the proposed Reorganization, each shareholder of the Acquired Fund will receive that number of shares of the Acquiring Fund having an aggregate value equal to the aggregate value of such shareholder's shares of the Acquired Fund.

         The Acquired Fund and the Acquiring Fund are each a series of separate trusts, each registered with the Securities and Exchange Commission (the "SEC") as an open-end management investment company. The investment objective of both Funds is to seek a high level of current income consistent with the preservation of capital. The Investment Trust and the Pyramid Trust currently seek to achieve the investment objective of the Acquired Fund and the Acquiring Fund, respectively, by investing each Fund's investable assets ("Assets") in a registered investment company having the same investment objective as the Fund. Currently, all of the Assets of the Acquired Fund and the Acquiring Fund are invested in the same registered investment company: the Short/Intermediate U.S. Government Securities Portfolio (the "Portfolio"). The Reorganization is structured to be tax-free for federal income tax purposes to shareholders and to both the Funds and the Portfolio.

         The investment characteristics of the Acquired Fund and the Acquiring Fund correspond directly to those of the Portfolio. The investment objectives of the Funds and the Portfolio are described under "Comparison of Investment Objectives and Policies" in this Prospectus/Proxy Statement. Bankers Trust is the investment adviser of the Portfolio (the "Adviser"). Since all of the Funds' Assets are invested in the Portfolio, neither the Investment Trust nor the Pyramid Trust retains a separate investment adviser for the Acquired Fund or the Acquiring Fund.

         This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Acquiring Fund that a prospective investor should know before investing. Certain relevant documents listed below, which have been filed with the SEC, are incorporated in whole or in part by reference. A Statement of Additional Information dated March__, 1996, relating to this Prospectus/Proxy Statement and the Reorganization, has been filed with the SEC and is incorporated by reference into this Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-422-6577. Similarly, a copy of the most recent annual report of the Acquired Fund also is available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-422-6577.

1. The Prospectus of the Acquiring Fund dated April 28, 1995 is incorporated in its entirety by reference and a copy is included herein.

2.        The   Prospectus  of  the  Acquired  Fund  dated  April  28,  1995  is incorporated in its entirety by reference.

         Also accompanying this Prospectus/Proxy Statement as Exhibit A is a copy of the Agreement and Plan of Reorganization (the "Plan") for the proposed transaction.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                           PAGE
SUMMARY.......................................................3
REASONS FOR THE REORGANIZATION................................7
INFORMATION ABOUT THE REORGANIZATION..........................8
COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES.............11
INFORMATION ON SHAREHOLDERS' RIGHTS..........................12
ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND
AND THE ACQUIRED FUND........................................13
OTHER BUSINESS...............................................14
VOTING INFORMATION...........................................14
FINANCIAL STATEMENTS AND EXPERTS.............................15
EXHIBIT A: AGREEMENT AND PLAN OF REORGANIZATION.............A-1


                              ADDITIONAL MATERIALS

Prospectus of the BT Investment Limited Term U.S. Government Securities Fund dated April 28, 1995.

                                     SUMMARY

         THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ADDITIONAL INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT, THE AGREEMENT AND PLAN OF REORGANIZATION, A COPY OF WHICH IS ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS EXHIBIT A, THE ACCOMPANYING PROSPECTUS OF THE ACQUIRING FUND DATED APRIL 28, 1995, AND THE PROSPECTUS OF THE ACQUIRED FUND DATED APRIL 28, 1995.

         The Plan provides for the transfer of all or substantially all of the assets of the Acquired Fund to the Acquiring Fund in exchange for shares of beneficial interest of the Acquiring Fund and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund. The Acquired Fund would then distribute such shares of the Acquiring Fund to its shareholders in liquidation of the Acquired Fund. As a result of the Reorganization, each shareholder of the Acquired Fund will become the owner of that number of full and fractional shares of the Acquiring Fund having an aggregate value equal to the aggregate value of the shareholders shares of the Acquired Fund as of the close of business on the date that the Acquired Fund's assets are exchanged for shares of the Acquiring Fund. Following the Reorganization, the Acquired Fund will be terminated. See "Information About the Reorganization - Plan of Reorganization."

         For the reasons set forth below under "Reasons for the Reorganization," the Board of Trustees of the Investment Trust, including a majority of the Trustees who are not "interested persons" as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act") (the "Independent Trustees"), has unanimously concluded that the Reorganization would be in the best interests of the shareholders of the Acquired Fund and that the transactions contemplated by the Reorganization will not dilute the interests of the existing shareholders of the Acquired Fund. Similarly, the Board of Trustees of the Pyramid Trust, including the Independent Trustees of the Board, has unanimously concluded that the Reorganization would be in the best interests of the Acquiring Fund and that the transactions contemplated by the Reorganization will not dilute the interests of the existing shareholders of the Acquiring Fund. The Board of Trustees of the Investment Trust has, therefore, submitted the Plan for approval by the Acquired Fund's shareholders.

         Approval of the Reorganization will require the affirmative "vote of a majority of the outstanding voting securities" of the Acquired Fund. Under the 1940 Act, this means that to be approved, the proposal must receive the affirmative vote of the lesser of: (i) 67% of the shares of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding shares of the Acquired Fund are present or represented by proxy; or (ii) more than 50% of the outstanding shares of the Acquired Fund. See "Voting Information."

         TAX CONSEQUENCES. Prior to completion of the Reorganization, the Funds will have received an opinion of counsel that, upon the Reorganization, no gain or loss will be recognized by the Acquired Fund or its shareholders for federal income tax purposes. The holding period and aggregate tax basis of the Acquiring Fund shares that are received by an Acquired Fund shareholder will be the same as the holding period and aggregate tax basis of the shares of the Acquired Fund previously held by such shareholder. See "Information About the Reorganization - Federal Income Tax Consequences."

         The Portfolio is structured as a partnership for federal income tax purposes and allocates its realized capital gains and losses to the Funds annually at the end of its taxable year. As a consequence, it is expected that no realized capital gains will have been allocated to the Acquired Fund. Instead, the Portfolio will allocate all of its capital gains and losses to the Acquiring Fund, which will make a pro rata distribution of any net capital gains to its shareholders (including the former shareholders of the Acquired Fund). As a result of the Reorganization, shareholders of both Funds may receive a different amount of capital gains distributions than the amount they would have received had the Reorganization not occurred.

         INVESTMENT OBJECTIVES AND POLICIES. The Acquired Fund and the Acquiring Fund have the same investment objective and investment policies. The investment objective of both Funds is to seek a high level of current income consistent with preservation of capital. For a discussion of the investment policies of the Acquiring Fund and the Acquired Fund, see "Comparison of Investment Objectives and Policies."

         MASTER-FEEDER FUND STRUCTURE. The Investment Trust and the Pyramid Trust seek to achieve the investment objective of the Acquired Fund and the Acquiring Fund, respectively, by investing each Fund's Assets in a separate registered investment company having the same investment objective as the Funds. Currently, all of the Assets of the Acquired Fund and the Acquiring Fund are invested in the Portfolio. Due to this structure, an investor's interest in the securities of the Portfolio is indirect, like investments in other investment companies and pooled investment vehicles. In addition, the Portfolio also may sell beneficial interests to other mutual funds or institutional investors on the same terms and conditions as it sells to the Funds. Such other investors may sell their shares at a different public offering price than either of the Funds, which may cause shareholders to experience different returns. Information concerning other holders of interests in the Portfolio is available from Bankers Trust at 1-800-545-1074.

         FEES AND EXPENSES. The following table provides: (1) a summary of the aggregate annual operating expenses of the Acquiring Fund and the Portfolio; (2) a summary of expenses relating to purchases and sales of shares of the Acquired Fund, and the aggregate annual operating expenses of the Acquiring Fund and the Portfolio; and (3) a pro forma summary of expenses relating to purchases and sales of shares of the Acquiring Fund, and the aggregate annual operating expenses of the Acquiring Fund and the Portfolio, following the Reorganization. The table also illustrates the dollar cost of such expenses on a $1,000 investment in the Funds. The Trustees of the Pyramid Trust believe that the aggregate per share expense of the Acquiring Fund and the Portfolio will be less than or approximately equal to the expenses which the Acquiring Fund would incur if the Pyramid Trust retained services of an investment adviser and the assets of the Acquiring Fund were invested directly in the type of securities being held by the Portfolio.

ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF THE AVERAGE DAILY NET ASSETS OF THE FUNDS)

                                            ACQUIRING FUND               ACQUIRED FUND          PRO FORMA
Investment advisory fee
(after reimbursements or waivers)               0.20%                        0.20%                0.20%

12b-1 fees                                      0.00%                        0.00%                0.00%

Other expenses                                  0.40%                        0.65%                0.40%
                                                -----                        -----                -----
(after reimbursements or waivers)

Total operations expenses                       0.60%                        0.85%                0.60%
(after reimbursements or waivers)


Example:

You would pay the following expenses on a $1,000 investment assuming: (1) 5% annual return and (2) redemption at the end of each time period.

                      1 YEAR            3 YEARS     5 YEARS          10 YEARS
                      ------            -------     -------          --------

ACQUIRING FUND           $6                $19         $33              $ 75
ACQUIRED FUND            $9                $27         $47              $105
PRO FORMA                $6                $19         $33              $ 75

Management fees paid to Bankers Trust by the Portfolio include an investment advisory fee, computed daily and paid monthly, at the annual rate of 0.20% of the average daily net assets of the Portfolio. Bankers Trust has agreed voluntarily to waive a portion of its advisory fee. Without such waiver, the Portfolio's investment advisory fee would be equal to 0.25%.

         Both the Investment Trust and the Pyramid Trust also have adopted for the Acquired Fund and the Acquiring Fund, respectively, a plan of distribution pursuant to Rule 12b-1 under the 1940 Act which permits the reimbursements of distribution expenses in amounts up to 0.20% of average net assets are authorized to be made. Neither Trust, however, expects that any payments actually will be made under those plans in the foreseeable future.

         Total operating expenses, before reimbursements or waivers, for the fiscal year ended December 31, 1995 were 1.13% for the Acquired Fund and 0.84% for the Acquiring Fund. Bankers Trust and Signature Broker Dealer Services, Inc. ("Signature"), the distributor of shares of the Funds, had agreed, however, to waive or reimburse expenses such that the total operating expenses of the Acquired Fund would not exceed 0.85% of the Acquired Fund's average net assets annually, and the total operating expenses of the Acquiring Fund would not exceed 0.60%. In effecting the Reorganization it is estimated that the expense ratio for the shares of the Acquiring Fund would be 0.81% (before reimbursements or waivers). It is anticipated, however, that the service providers to the Acquiring Fund and the Portfolio will continue their waivers or expense reimbursements for the benefit of shareholders of the Acquiring

Fund so that total operating expenses of the Acquiring Fund will not exceed 0.60%. Because such waivers or expense reimbursements are voluntary, there is no assurance that the service providers to the Funds and the Portfolio will be willing to continue to waive a portion of their fees or reimburse expenses in the future.

         EXCHANGE PRIVILEGES. Shareholders of both of the Funds currently are entitled to exchange their shares for shares of certain other funds in the BT Family of Funds registered in their state. It is anticipated that, after the Reorganization, the same exchange privileges will continue with respect to shareholders of the Acquiring Fund. Any exchange will be a taxable event for which a shareholder may have to recognize a gain or loss under federal income tax provisions. The Acquiring Fund reserves the right to terminate or modify the exchange privilege in the future.

         DIVIDENDS. Each Fund has the same policies with respect to the distribution of dividends. Each Fund distributes substantially all of its net investment income and capital gains to shareholders each year. Income dividends are declared daily and paid monthly. Any net capital gains are distributed in December. Unless a shareholder has instructed the Funds to pay dividends and distributions in cash, each Fund reinvests dividends and distributions automatically in additional shares of that Fund. Subsequent to the Reorganization, Acquired Fund shareholders who have elected to receive dividends and distributions in cash will continue to receive distributions in such manner from the Acquiring Fund. Such shareholders may elect at any time to have their dividends and distributions reinvested automatically in additional shares of the Acquiring Fund by contacting the Trust. See "Dividends, Distributions and Taxes" in the accompanying Prospectus of the Acquiring Fund.

         PURCHASE AND REDEMPTION PROCEDURES. Purchase of shares of either Fund currently may be made through Bankers Trust, as the Trusts' transfer agent, or through another bank or a dealer or other institution that has a sub-servicing agreement with Bankers Trust. Each Fund's shares are sold continuously at their net asset value next determined after a purchase order is received and becomes effective. Bankers Trust currently serves as transfer agent to both of the Funds and will remain as transfer agent to the Acquiring Fund. See "Purchase and Redemption of Shares - Purchase of Shares" in the accompanying Prospectus of the Acquiring Fund.

         Shareholders of either Fund may redeem their shares without charge on any day such Fund calculates its net asset value. Redemption requests received prior to the close of regular trading on the New York Stock Exchange, Inc. (the "NYSE") are priced at the net asset value per share determined on that day; otherwise, redemption requests are priced at the net asset value as next determined. See "Purchase and Redemption of Shares - Redemption of Shares" in the accompanying Prospectus of the Acquiring Fund.

         SHAREHOLDERS' RIGHTS. The Acquired Fund and the Acquiring Fund are each a series of Trusts which are business trusts organized under the laws of The Commonwealth of Massachusetts. As a result, shareholders of the Acquiring Fund and the Acquired Fund have similar voting rights. For example, neither Fund holds an annual meeting of shareholders, and there is normally no meeting of shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by the shareholders. In addition, under the laws of The Commonwealth of Massachusetts, shareholders of the Acquired Fund do not have appraisal rights in connection with a combination or acquisition of the assets of the Acquired Fund by another entity. Shareholders of the Acquired Fund may however, redeem their shares at net asset value prior to the date of the Reorganization. See "Information on Shareholders' Rights."

         INVESTMENT RISKS. Due to the corresponding investment objectives and policies of the Acquiring Fund and the Acquired Fund, an investment in the Acquiring Fund involves investment risks that are identical to those of the Acquired Fund. Such risks are those generally associated with investing primarily in high quality instruments with short to intermediate-term maturities. For a full description of the risks involved in investing in the Acquiring Fund, refer to "Risk Factors; Matching the Fund to Your Investment Needs" in the accompanying Prospectus of the Acquiring Fund.

                         REASONS FOR THE REORGANIZATION

         The Boards of Trustees of each Trust have determined that it is advantageous to combine the Acquired Fund with the Acquiring Fund. In reaching this conclusion, the Boards considered a number of factors as described below.

         Among other factors, each Board considered the fact that the Acquiring Fund and the Acquired Fund each invest substantially all of their Assets in the same Portfolio and, accordingly, can expect to have identical investment performance except to the extent that such performance may deviate due to differences in Fund expenses. In addition, the Board considered that a reduction in expenses is expected to be realized as a result of the elimination of duplicative costs presently incurred for services that are performed for both Funds and that such reduction in expenses would make it easier for the Funds' service providers to continue to waive or reimburse expenses such that total operating expenses of the Acquiring Fund will not exceed 0.60% of average net assets annually. In that case, the expense ratio of shareholders in the Acquired Fund effectively will be reduced from 0.85% to 0.60%.

         The Boards also considered that each of the Funds invests all of its Assets in the Portfolio and the fact that the Funds and the Portfolio share the same service providers, including the investment adviser to the Portfolio and the administrator, custodian and transfer agent to the Funds and the Portfolio. Further, the Board considered that the Reorganization would be effected as a tax-free reorganization.

         In light of the foregoing, the Board of Trustees of the Investment Trust, including the Independent Trustees, has decided that the Reorganization is in the best interests of the Acquired Fund and its shareholders. The Board of Trustees of the Investment Trust also has determined that the Reorganization would not result in a dilution of the interests of the shareholders of either the Acquired Fund. Similarly, the Board of Trustees of the Pyramid Trust, including the Independent Trustees, has decided that the Reorganization is in the best interests of the Acquiring Fund and its shareholders. The Board of Trustees of the Pyramid Trust also has determined that the Reorganization would not result in a dilution of the interests of the shareholders of either the Acquired Fund.

                      INFORMATION ABOUT THE REORGANIZATION

         PLAN OF REORGANIZATION. The following summary of the Plan is qualified in its entirety by reference to the Plan (Exhibit A hereto). The Plan provides that the Acquiring Fund will acquire all or substantially all of the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund. The Acquired Fund will then distribute such shares of the Acquiring Fund to its shareholders in liquidation of the Acquired Fund. Such transactions will occur on ___________________ or such later date as may be agreed upon by the parties (the "Closing Date").

         Prior to the Closing Date, the Acquired Fund will endeavor to discharge all of its known liabilities and obligations. The Acquiring Fund will not assume any liabilities or obligations other than those reflected on unaudited statements of assets and liabilities of the Acquired Fund prepared as of the close of regular trading on the NYSE, currently 4:00 p.m. New York City time, on the Closing Date. The number of full and fractional shares of the Acquiring Fund to be delivered to the Acquired Fund and distributed to the Acquired Fund shareholders will be determined on the basis of the Acquiring Fund's and the Acquired Fund's relative net asset values per share, respectively, computed as of the close of regular trading on the NYSE on the Closing Date. The net asset value per share will be determined by dividing assets, less liabilities, by the total number of outstanding shares.

         At or prior to the Closing Date, the Acquired Fund will, and the Acquiring Fund may declare a dividend or dividends which, together with all previous dividends, will have the effect of distributing to their respective shareholders all net investment income for the period ending on or prior to the Closing Date.

         On the Closing Date or as soon thereafter as conveniently practicable the Acquired Fund will liquidate and distribute PRO RATA to shareholders of record as of the close of business on the Closing Date the full and fractional shares of the Acquiring Fund received by the Acquired Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of the Acquired Fund's shareholders on the share records of the Acquiring Fund's transfer agent. Each account will represent the respective PRO RATA number of full and fractional shares of the Acquiring Fund due to each of the Acquired Fund's shareholders. After such distribution and the winding up of its affairs, the Acquired Fund will be terminated.

         The consummation of the Reorganization is subject to the conditions set forth in the Plan. Notwithstanding approval of the Acquired Fund's shareholders, the Plan may be terminated at any time at or prior to the Closing Date (1) by mutual agreement of the Trusts or (2) by either Trust upon a material breach by the other Trust of any representation warranty or agreement contained therein.

         Approval of the Plan will require the affirmative "vote of a majority of the outstanding voting securities" of the Acquired Fund, which, as defined under the 1940 Act, is the lesser of: (i) 67% of the shares of the Acquired

Fund present at the Meeting, if the holders of more than 50% of the outstanding shares of the Acquired Fund are present or represented by proxy; or (ii) more than 50% of the outstanding shares of the Acquired Fund. If the Reorganization is not approved by shareholders of the Acquired Fund, the Board of Trustees of the Investment Trust will consider other possible courses of action, including liquidation of the Acquired Fund.

         DESCRIPTION OF THE ACQUIRING FUND'S SHARES. Full and fractional shares of beneficial interest of the Acquiring Fund will be issued to the Acquired Fund in accordance with the procedures detailed in the Plan and as described in the Acquiring Fund's Prospectus. The Acquiring Fund does not issue share certificates to shareholders. See "Information on Shareholders' Rights" and the Prospectus of the Acquiring Fund for additional information with respect to the shares of the Acquiring Fund.

         FEDERAL INCOME TAX CONSEQUENCES. The exchange of assets for shares of the Acquiring Fund is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of
1986, as amended (the "Code"). As a condition to the closing of the Reorganization, each Fund and the Portfolio will receive an opinion from Willkie Farr & Gallagher, counsel to the Funds, to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the Reorganization:

                           (1) the transfer of all or  substantially  all of the
                 Acquired Fund's assets in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund, will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund are each a "party to a reorganization" within the meaning of Section 368(b) of the Code;

                           (2) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund;

                           (3) no gain or loss will be recognized by the Acquired Fund upon the transfer of its assets to the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of shares of the Acquiring Fund to the Acquired Fund's shareholders;

                           (4)  no  gain  or  loss  will  be  recognized  by the
                 Acquired Fund's shareholders upon the exchange of their Acquired Fund shares for the Acquiring Fund shares and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund; and

                           (5) the  aggregate  tax basis  for the  shares of the
                 Acquiring Fund received by each shareholder of the Acquired Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the shares of the Acquiring Fund to be received by each shareholder of the Acquired Fund will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization).

         The Portfolio is structured as a partnership for federal income tax purposes and allocates its realized capital gains and losses to the Funds annually at the end of its taxable year. As a consequence, it is expected that no realized capital gains will have been allocated to the Acquired Fund. Instead, the Portfolio will allocate all of its capital gains and losses to the Acquiring Fund, which will make a pro rata distribution of any net capital gains to its shareholders (including the former shareholders of the Acquired Fund). As a result of the Reorganization, shareholders of both Funds may receive a different amount of capital gains distributions than the amount they would have received had the Reorganization not occurred.

         Shareholders of the Acquired Fund should consult their tax advisors regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion relates only to the federal income tax consequences of the Reorganization, shareholders of the Acquired Fund also should consult their tax advisors as to state and local tax consequences, if any, of the Reorganization.

         CAPITALIZATION. The following table shows the capitalization of the Acquiring Fund and the Acquired Fund as of ________________, 1996, and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value.

                          Acquired Fund      Acquiring Fund        Pro Forma
                          (UNAUDITED)        (UNAUDITED)           (UNAUDITED)

Net assets                $__________        $___________         $__________
Net asset value per share $__________        $___________         $__________
Shares outstanding         __________         ___________          __________

         As of March__, 1996 (the "Record Date"), there were ______ outstanding shares of the Acquired Fund and ______ outstanding shares of the Acquiring Fund. As of the Record Date, the officers and Trustees of the Investment Trust beneficially owned as a group less than __% of the outstanding shares of the Acquired Fund and the officers and Trustees of the Pyramid Trust beneficially owned as a group less than __% of the outstanding shares of the Acquiring Fund. To the best knowledge of the Trustees of the Investment Trust, as of the Record Date, other than as set forth below, no shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) owned beneficially or of record more than 5% of the outstanding shares of the Acquired Fund. _______________, whose address is ________________________, owned beneficially _____________ (______%) shares of the Acquired Fund. To the best knowledge of the Trustees of the Trust, as of the Record Date, other than as set forth below, no shareholder or group (as that term is issued in Section 13(d) of the Exchange Act) owned beneficially or of record more than 5% of the Acquiring Fund. _________________________ owned beneficially _________(____%) shares of the

Acquiring Fund. After the Reorganization, ____________ is expected to own beneficially _____% of the combined fund and ________________________ is expected to own beneficially ____% of the combined fund.

                            COMPARISON OF INVESTMENT
                             OBJECTIVES AND POLICIES

         The investment characteristics of the Acquired Fund and the Acquiring Fund correspond directly to those of the Portfolio. For a full discussion of the investment objectives, policies and restrictions of the Acquiring Fund and the Portfolio, refer to the Prospectus of the Acquiring Fund, which accompanies this prospectus/Proxy Statement, under the caption "Investment Objective and Policies."

         INVESTMENT OBJECTIVE. The investment objective of each of the Funds and the Portfolio is to seek a high level of current income consistent with the preservation of capital. There can be no assurance that either Fund or the Portfolio will be able to achieve its investment objective. The investment objective is not a fundamental policy of either of the Funds or the Portfolio and may be changed upon notice to but without the approval of the applicable Fund's shareholders.

         PRIMARY INVESTMENTS. The Portfolio seeks to achieve its objective by investing 100% of its assets in U.S. Government securities, including repurchase agreements secured by U.S. Government securities.

         In selecting investments for the Portfolio, Bankers Trust attempts to maintain the Portfolio's overall sensitivity to interest rates in a range similar to that of short-term to intermediate-term government bonds and notes with weighted average maturities of two to five years. Because the Portfolio may invest in mortgage securities whose prices are less sensitive to interest rates that their relatively long maturities would suggest, the Portfolio's dollar-weighted average maturity may be longer than five years from time to time, but will not exceed seven years under normal conditions. The Portfolio may hold individual securities with remaining maturities of more than seven years as long as the Portfolio's dollar-weighted average maturity remains within the above limit. The remaining maturities of individual securities, excluding mortgage securities, will normally not exceed ten years.

         "U.S. Government securities" as used herein means securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. U.S. Government securities have varying degrees of government backing. They may be backed by the credit of the government as a whole or only by the issuing agency. Securities issued by the Federal Home Loan Banks and the Federal National Mortgage Association are supported by the agency's right to borrow money from the U.S. Treasury under certain circumstances. There is no assurance that the U.S. Government will support the obligations of its agencies or instrumentalities if it is not required to do so by law. U.S. Treasury bonds, notes, bills, and some agency securities, such as those issued by the Government National Mortgage Association, are backed by the full faith and credit of the U.S. Government as to payment of principal and interest and are the highest quality government securities. Neither the Funds, the Portfolio, nor their respective share prices and yields are guaranteed by the U.S. Government. For more information about U.S. Government securities, refer to the Prospectus of the Acquiring Fund, which accompanies this prospectus/Proxy Statement, under the caption "Investment Objective and Policies."

         INVESTMENT RESTRICTIONS. Each of the Funds and the Portfolio has adopted identical fundamental investment restrictions which may not be changed without the approval of the holders of a majority, as defined in the 1940 Act, of the respective Fund's or Portfolio's voting securities. In addition, the Portfolio and each Fund has adopted identical non-fundamental investment restrictions in order to comply with certain state and federal statutes and policies. For a full discussion of these investment restrictions see "Investment Restrictions" in the Pyramid Trust's or Investment Trust's Statement of Additional Information.

                       INFORMATION ON SHAREHOLDERS' RIGHTS

         GENERAL. The Acquired Fund and the Acquiring Fund, as series of the Investment Trust and Pyramid Trust, respectively, are similar in their aspects of corporate governance. Both Funds are governed by the respective Trust's Declaration of Trust and By-laws as well as applicable Massachusetts and federal law. A summary of shareholders' rights of both Funds is set forth below.

         VOTING RIGHTS. Neither the Investment Trust nor the Pyramid Trust holds an annual meeting of shareholders, and there normally is no meeting of shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders. A meeting of shareholders of the Acquired Fund or the Acquiring Fund, for any purpose, must be called upon the written request of shareholders holding at least 10% of such Fund's outstanding shares. On each matter submitted to a vote of the shareholders of the Acquired Fund or the Acquiring Fund, each shareholder is entitled to one vote for each whole share owned and a proportionate, functional vote for each fractional share outstanding in the shareholder's name on the Fund's books. A Trustee of either Trust holds office for the lifetime of the respective Trusts or until the next meeting of shareholders called for the purpose of electing Trustees and the election and qualification of his successor or until such Trustee sooner dies, resigns or is removed. Trustees of the Trusts have the power to alter the number of Trustees, and vacancies on the Board may be filled by a majority of the Trust's Board of Trustees, subject to the limitations of the 1940 Act.

         APPRAISAL RIGHTS. Under the laws of The Commonwealth of Massachusetts, shareholders of the Acquired Fund do not have appraisal rights in connection with a combination or acquisition of the assets of the Acquired Fund by another entity. Shareholders of the Acquired Fund may, however, redeem their shares at net asset value prior to the date of the Reorganization.

         LIQUIDATION OR TERMINATION. In the event of a liquidation or termination, shareholders of both Funds are entitled to receive, when and as declared by the Trustees, the excess of the assets belonging to the Fund over the liabilities belonging to the Fund. In either case, the assets so distributed to shareholders will be distributed among the shareholders in proportion to the number of shares held by them and recorded in the books of the Acquired Fund or the Acquiring Fund, as the case may be.

         SHAREHOLDER LIABILITY. Under Massachusetts law, shareholders of the Acquiring Fund or the Acquired Fund may, under certain circumstances, be held personally liable for the obligations of the Acquiring Fund or the Acquired Fund, respectively. The Declarations of Trust of both the Investment Trust and the Pyramid Trust, however, disclaim shareholder liability for acts or obligations of the Trusts and require that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or a Trustee. The Declarations of Trust of both the Investment Trust and the Pyramid Trust provide for indemnification out of the property of the Funds for all losses and expenses of any shareholder held personally liable for the obligations of the Funds. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which a disclaimer is inoperative and the Funds themselves would be unable to meet their obligations. A substantial number of mutual funds in the United States are organized as Massachusetts business trusts.

         LIABILITY OF TRUSTEES. Under each Trust's Declaration of Trust, a Trustee of either Trust will be personally liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee. The Trusts' Declarations of Trust further provide that Trustees and officers of each Trust will be indemnified for the expenses of litigation against them unless it is determined that the person did not act in good faith in the reasonable belief that the person's actions were in or not opposed to the best interest of the Trusts or the Funds or the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of the person's duties.

         RIGHTS OF INSPECTION. Shareholders of the Acquiring Fund and the Acquired Fund have the same inspection rights as are permitted shareholders of a Massachusetts corporation under Massachusetts corporate law or such greater inspection rights as the Trustees may determine from time to time. Currently, each shareholder of a Massachusetts corporation is permitted to inspect the records, accounts and books of a corporation for any legitimate business purpose.

         The foregoing is only a summary of certain characteristics of the operations of the Trust, the Acquiring Fund and the Acquired Fund, the Trust's Declaration of Trust, the Trust's By-laws and Massachusetts law. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of such Declaration of Trust, By-laws and Massachusetts law directly for a more thorough description.

                          ADDITIONAL INFORMATION ABOUT
                               THE ACQUIRING FUND
                                       AND
                                THE ACQUIRED FUND

         THE ACQUIRING FUND. Information about the Acquiring Fund is incorporated herein by reference from its current prospectus dated April 28, 1995 and the statement of additional information dated April 28, 1995. A copy of such statement of additional information is available upon request and without charge by writing to the Acquiring Fund at the address listed on the cover page of this prospectus/Proxy Statement or by calling toll-free 1-800-422-6577.

         THE ACQUIRED FUND. Information about the Acquired Fund is included in its current Prospectus dated April 28, 1995 and in the statement of additional information dated April 28, 1995 that has been filed with the SEC, both of which are incorporated herein by reference. A copy of the prospectus and the statement of additional information is available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this prospectus/Proxy Statement or by calling toll-free 1-800-422-6577.

         Both the Acquiring Fund and the Acquired Fund are subject to the informational requirements of the Securities Exchange Act and in accordance therewith file reports and other information including proxy material, reports and charter documents with the SEC. These materials can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549 and at the New York Regional Office of the SEC at 75 Park Place, New York, New York 10007. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549 at prescribed rates.

                                 OTHER BUSINESS

         The Trustees of the Investment Trust do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.

                               VOTING INFORMATION

         This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Trustees of the Investment Trust to be used at the Special Meeting of Shareholders of the Acquired Fund to be held at 9:30 a.m., at the offices of The Acquired Fund, 6 St. James Avenue, 9th Floor, Boston, Massachusetts, and at any adjournment thereof. This prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of the Acquired Fund on or about March__, 1996. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of a majority of the shares of the Acquired Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. For purposes of determining a quorum for transacting business at the Meeting, abstentions and broker "non- votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been voted. For this reason, abstentions and broker non-votes will have the effect of a "no" vote for purposes of obtaining the requisite approval of the Plan. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR the proposed Reorganization and FOR any other matters deemed appropriate. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of the Acquired Fund, Thomas M. Lenz, 6 St. James Avenue, Boston, Massachusetts 02116. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, for approval of the Plan and the Reorganization contemplated thereby.

         Approval of the Plan will require the affirmative "vote of a majority of the outstanding voting securities" of the Acquired Fund, which is the lesser of: (i) 67% of the shares of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding shares of the Acquired Fund are present or represented by proxy; or (ii) more than 50% of the outstanding shares of the Acquired Fund. Shareholders of the Acquired Fund are entitled to one vote for each share. Fractional shares are entitled to proportional voting rights.

         Proxy solicitations will be made primarily by mail, but proxy solicitations also may be made by telephone, telegraph or personal interviews conducted by officers and employees of the Trust, Signature and/or Bankers Trust. The aggregate cost of solicitation of the shareholders of the Acquired Fund is expected to be approximately $_________. Expenses of the Reorganization, including the costs of the proxy solicitation and the preparation of enclosures to the Prospectus/Proxy Statement, reimbursement of expenses of forwarding solicitation material to beneficial owners of shares of the Acquired Fund and expenses incurred in connection with the preparation of this Prospectus/Proxy Statement, will be borne by the Acquiring Fund (subject, however, to the voluntary expense provided for the Acquiring Fund by Bankers Trust and Signature) and the Acquired Fund will be liable for its fees and expenses incurred in connection with its liquidation and termination.

         In the event that sufficient votes to approve the Reorganization are not received by April__, 1996 the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon a decision to adjourn the Meeting.

         The votes of the shareholders of the Acquiring Fund are not being solicited by this Prospectus/Proxy Statement.

                        FINANCIAL STATEMENTS AND EXPERTS

         The statement of assets and liabilities of the Acquired Fund, including the schedule of investments, as of December 31, 1995, the related statement of operations for the year ended December 31, 1995 and the statements of changes in net assets and the financial highlights for the year ended December 31, 1995 and for the period from August 24, 1992 (commencement of operations) to December 31, 1995, have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the reports of Coopers & Lybrand L.L.P., independent certified public accountants, given on the authority of such firm as experts in accounting and auditing. The statement of assets and liabilities of the Acquiring Fund, including the schedule of portfolio investments, as of December 31, 1995, the related statement of operations, the statements of changes in net assets for the years ended December 31, 1994 and 1995 and the financial highlights for the period from August 24, 1992 (commencement of operations) through December 31, 1995, have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the reports of Coopers & Lybrand, L.L.P., independent certified public accountants, given on the authority of such firm as experts in accounting and auditing.




         THE BOARD OF TRUSTEES OF THE ACQUIRED FUND, INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMEND APPROVAL OF THE PLAN, AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN.

                                  EXHIBIT A

                      AGREEMENT AND PLAN OF REORGANIZATION


         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this ___ day of _________, 1996, among (i) BT Pyramid Mutual Funds (the "Pyramid Trust"), a business trust organized under the laws of The Commonwealth of Massachusetts with its principal place of business at 6 St. James Avenue, Boston, Massachusetts 02116, on behalf of Limited Term U.S. Government Securities Fund (the "Acquiring Fund"), a series of the Pyramid Trust, and (ii) BT Investment Funds (the "Investment Trust"), a business trust organized under the laws of The Commonwealth of Massachusetts with its principal place of business at 6 St. James Avenue, Boston, Massachusetts 02116, on behalf of Short/Intermediate U.S. Government Securities Fund (the "Acquired Fund"), a series of the Investment Trust.

         This Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of (i) the transfer of all or substantially all of the assets of the Acquired Fund in exchange for shares of beneficial interest of the Acquiring Fund (collectively, the "Acquiring Fund Shares" and each, an "Acquiring Fund Share"), and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund, and (ii) the distribution, on the Closing Date herein referred to or as soon thereafter as conveniently practicable, of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund and the termination of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement.

         WHEREAS, the Investment Trust and the Pyramid Trust are each registered investment companies of the management type and the Acquired Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

         WHEREAS, the Acquiring Fund is authorized to issue shares of beneficial interest;

         WHEREAS, the Board of Trustees of the Investment Trust has determined that the exchange of all or substantially all of the assets and certain of the liabilities of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquired Fund shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;

         WHEREAS, the Board of Trustees of the Pyramid Trust has determined that the exchange of all or substantially all of the assets and certain of the liabilities of the Acquired Fund for Acquiring Fund Shares and the assumption of such liabilities by the Acquiring Fund is in the best interests of the Acquiring Fund shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction;

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES AND ASSUMPTION OF THE ACQUIRED FUND'S SCHEDULED LIABILITIES AND LIQUIDATION AND TERMINATION OF THE ACQUIRED FUND

         1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Acquired Fund agrees to transfer its assets as set forth in paragraph 1.2 to the Acquiring Fund, and the Acquiring Fund agrees in exchange therefor: (i) to deliver to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Acquiring Fund Share, computed in the manner as of the time and date set forth in paragraph 2.2; and (ii) to assume certain scheduled liabilities of the Acquired Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

         1.2 (a) The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all or substantially all of its property, including, without limitation, any and all rights and interests in and with respect to Short/Intermediate U.S. Government Securities Portfolio, all good will, all interests in the name of the Acquired Fund, all other intangible property and all books and records of the Acquired Fund.

         (b) The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund's assets as of the date of execution of this Agreement.

         1.3 The Acquired Fund will endeavor to discharge all the Acquired Fund's known liabilities and obligations prior to the Closing Date. The Acquiring Fund shall assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited Statement of Assets and Liabilities of the Acquired Fund prepared by Bankers Trust Company, as administrator of the Acquired Fund, as of the Valuation Date, in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Acquired Fund reflected in that unaudited Statement of Assets and Liabilities and shall not assume any other liabilities, whether absolute or contingent, not reflected thereon.

         1.4 On the Closing Date or as soon thereafter as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares it receives pursuant to paragraph 1.1. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the name of the Acquired Fund's shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Acquired Fund will simultaneously be cancelled on the books of the Acquired Fund, although share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with paragraph 1.1. The Acquiring Fund shall not issue certificates representing the

Acquiring Fund Shares in connection with such exchange.

         1.5 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Acquiring Fund Shares will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.

         1.6 Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

         1.7 Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and such later dates on which the Acquired Fund is terminated.

         1.8 The Acquired Fund shall, following the Closing Date and the making of all distributions pursuant to paragraph 1.4, be terminated under the laws of The Commonwealth of Massachusetts and in accordance with its governing documents.

2.       VALUATION

         2.1. The value of the assets of the Acquired Fund to be transferred hereunder shall be the value of such assets computed as of the close of regular trading on the New York Stock Exchange, Inc. (the "NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the then current prospectus or statement of additional information of the Acquired Fund.

         2.2. The net asset value of the Acquiring Fund Shares shall be the value computed as of the close of regular trading on the NYSE on the Valuation Date, using the valuation procedures set forth in the then current prospectus or statement of additional information of the Acquiring Fund.

         2.3. All computations of value shall be made by Bankers Trust Company in accordance with its regular practice as pricing agent for each of the parties hereto.

3.       CLOSING AND CLOSING DATE

         3.1. The Closing Date shall be _____________, or such later date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held as of 5:00 p.m. at the offices of Bankers Trust Company, 280 Park Avenue, New York, New York, or at such other time and/or place as the parties may agree.

         3.2. The custodian for the Acquired Fund (the "Custodian") shall deliver at the Closing a certificate of an authorized officer stating that: (a) the Acquired Fund's assets have been delivered in proper form to the Acquiring Fund on the Closing Date and (b) all necessary transfer taxes including all applicable federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities.

         3.3. In the event that on the Valuation Date (a) the NYSE or another primary trading market for portfolio securities of the Short/Intermediate U.S. Government Securities Portfolio shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the parties hereto is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

         3.4. The Acquired Fund shall deliver to the Acquiring Fund at the Closing a list of the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing, certified on behalf of the Acquired Fund by the President or a Vice President of the Investment Trust. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited to the Acquired Fund's account on the Closing Date to the Secretary of the Investment Trust on behalf of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.       REPRESENTATIONS AND WARRANTIES

         4.1. The Investment Trust and the Acquired Fund represent and warrant to the Pyramid Trust and the Acquiring Fund as follows:

         (a) The Acquired Fund is a series of the Investment Trust, which is a business trust, validly existing and in good standing under the laws of The Commonwealth of Massachusetts;

         (b) The Investment Trust is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940 (the "Investment Company Act") is in full force and effect;

         (c) The Investment Trust is not, and the execution, delivery and performance of this Agreement in respect of the Acquired Fund will not result, in a material violation of its Declaration of Trust or By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking with respect to the Acquired Fund to which the Investment Trust is a party or by which it is bound;

         (d) The Investment Trust has no material contracts or other commitments (other than this Agreement) with respect to the Acquired Fund which will be terminated with liability to either the Investment Trust or to the Acquired Fund prior to the Closing Date;

         (e) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Investment Trust with respect to the Acquired Fund or any of the Acquired Fund's properties or assets, except as previously disclosed to the Acquiring Fund. The Investment Trust and the Acquired Fund know of no facts which might form the basis for the institution of such proceedings and neither the Investment Trust nor the Acquired Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquired Fund's business or the Investment Trust's ability to consummate the transactions herein contemplated;

         (f) The Statement of Assets and Liabilities of the Acquired Fund as of _____________ has been audited by Coopers & Lybrand L.L.P., independent certified public accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (copies of which have been furnished to each of the other parties hereto) fairly reflects the financial condition of the Acquired Fund as of such date, and there are no known contingent liabilities of the Acquired Fund as of such date not disclosed therein;

         (g) Since December 31, 1995, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date that such indebtedness was incurred, except as otherwise disclosed to and accepted by each of the other parties hereto. For the purposes of this subparagraph (g), a decline in net asset value per share of the Acquired Fund shall not constitute a material adverse change;

         (h) At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law then to have been filed by such dates shall have been filed, and all federal and other taxes shown as due on such returns shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the Acquired Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

         (i) For each fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company;

         (j) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquired Fund, nor is there outstanding any security convertible into any shares of the Acquired Fund;

         (k) At the Closing Date, the Investment Trust in respect of the Acquired Fund will have good and marketable title to the assets to be transferred to the Acquiring Fund pursuant to paragraph 1.1 and full right, power and authority to sell, assign, transfer and deliver such asset hereunder and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933 (the "Securities Act"), other than as disclosed to the Acquiring Fund;

         (l) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Investment Trust's Board of Trustees on behalf of the Acquired Fund, and, subject to the approval of the Acquired Fund shareholders, assuming due authorization, execution and delivery by the Pyramid Trust on behalf of the Acquiring Fund, this Agreement will constitute a valid and binding obligation of the Investment Trust in respect of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

         (m) The information to be furnished by the Acquired Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto; and

         (n) The proxy statement of the Acquired Fund (the "Proxy Statement") to be included in the registration statement on Form N-14 of the Acquiring Fund (the "Registration Statement") (other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

         4.2. The Pyramid Trust and the Acquiring Fund represent and warrant to each of the other parties hereto as follows:

         (a) The Acquiring Fund is a series of the Pyramid Trust, which is a business trust, validly existing and in good standing under the laws of The Commonwealth of Massachusetts;

         (b) The Pyramid Trust is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the Investment Company Act is in full force and effect;

         (c) The current prospectus of and statement of additional information of the Pyramid Trust conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

         (d) At the Closing Date, the Pyramid Trust will have good and marketable title to the Acquiring Fund's assets;

         (e) The Pyramid Trust is not, and the execution, delivery and performance of this Agreement on behalf of the Acquiring Fund will not result, in a material violation of its Declaration of Trust or By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking with respect to the Acquiring Fund to which the Pyramid Trust is a party or by which it is bound;

         (f) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against the Pyramid Trust with respect to the Acquiring Fund or any of the Acquiring Fund's properties or assets, except as previously disclosed to the Acquired Fund. The Pyramid Trust and the Acquiring Fund know of no facts which might form the basis for the institution of such proceedings and neither the Pyramid Trust nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund's business or the Pyramid Trust's ability on behalf of the Acquiring Fund to consummate the transactions contemplated herein;

         (g) The Statement of Assets and Liabilities of the Acquiring Fund as of _______________ has been audited by Coopers & Lybrand L.L.P., independent certified public accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (copies of which have been furnished to each of the other parties hereto) fairly reflects the financial condition of the Acquiring Fund as of such date, and there are no known contingent liabilities of the Acquiring Fund as of such date not disclosed therein;

         (h) Since December 31, 1995, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date that such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquired Fund. For the purposes of this subparagraph (h), a decline in net asset value per share of the Acquiring Fund shall not constitute a material adverse change;

         (i) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law then to have been filed by such dates shall have been filed, and all federal and other taxes shown as due on said returns and reports shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

         (j) For each fiscal year of its operations, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and the Acquiring Fund intends to do so in the future;

         (k) At the date hereof, all issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund, nor is there outstanding any security convertible into shares of the Acquiring Fund;

         (l) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action, if any, on the part of the Pyramid Trust's Board of Trustees on behalf of the Acquiring Fund, and, assuming due authorization, execution and delivery by the Investment Trust on behalf of the Acquired Fund, this Agreement will constitute a valid and binding obligation of the Pyramid Trust on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

         (m) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund shareholders, pursuant to the terms of this Agreement, will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares and will be fully paid and non-assessable;

         (n) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto;

         (o) The Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading; and

         (p) The Pyramid Trust, on behalf of the Acquiring Fund, agrees to use all reasonable efforts to obtain the approvals and authorizations required by the Securities Act, the Investment Company Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue the Acquiring Fund's operations after the Closing Date.

5.       COVENANTS OF EACH OF THE PARTIES

         5.1. The Investment Trust, on behalf of the Acquired Fund, will operate its business in the ordinary course between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable, in each case payable either in cash or in additional shares.

         5.2. The Pyramid Trust, on behalf of the Acquiring Fund, will operate its business in the ordinary course between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable, in each case payable either in cash or in additional shares.

         5.3. The Investment Trust will call a meeting of the Acquired Fund's shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

         5.4. The Acquired Fund and the Acquiring Fund covenant that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

         5.5. The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund's shares.

         5.6. Subject to the provisions of this Agreement, the Investment Trust, on behalf of the Acquired Fund, and the Pyramid Trust, on behalf of the Acquiring Fund, each will take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

         5.7. As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of its earnings and profits for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code, and which will be certified by the President or a Vice President and the Treasurer or an Assistant Treasurer of the Investment Trust on behalf of the Acquired Fund.

         5.8. The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(n), all to be included in the Registration Statement, in compliance with the Securities Act, the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Company Act in connection with the meeting of the Acquired Fund's shareholders to consider approval of this Agreement and the transactions contemplated herein.

6.       CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

         The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

         6.1. All representations and warranties made in this Agreement by or on behalf of the Acquiring Fund shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

         6.2. The Pyramid Trust on behalf of the Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance reasonably satisfactory to the Acquired Fund and dated as of the

Closing Date, to the effect that the representations and warranties made in this Agreement by or on behalf of the Acquiring Fund are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement; and

         6.3. The Acquired Fund shall have received on the Closing Date a favorable opinion from Philip W. Coolidge, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to Thomas M. Lenz, Secretary of the Acquired Fund, covering the following points:

         That (i) the Acquiring Fund is a series of the Pyramid Trust which is a business trust validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power, under its Declaration of Trust, to own all of its properties and assets and to carry on its business as presently conducted; (ii) this Agreement has been duly authorized, executed and delivered by the Pyramid Trust on behalf of the Acquiring Fund and, assuming that the Prospectus, Registration Statement and Proxy Statement comply with the Securities Act, the Exchange Act and the Investment Company Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of the Agreement by the Investment Trust on behalf of the Acquired Fund, is a valid and binding obligation of the Pyramid Trust enforceable against the Pyramid Trust in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles; (iii) the Acquiring Fund Shares to be issued and delivered to the Acquired Fund shareholders as provided by this Agreement are duly authorized and upon such delivery will be validly issued and outstanding and fully paid and non-assessable with no personal liability attaching to ownership thereof, and no shareholder of the Acquiring Fund has any preemptive rights to subscription or purchase in respect thereof; (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, result in a material violation of The Declaration of Trust or By-laws of the Pyramid Trust or any provision of any agreement (known to such counsel) to which the Pyramid Trust with respect to the Acquiring Fund is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty, under any agreement, judgment, or decree to which the Pyramid Trust with respect to the Acquiring Fund is a party or by which it is bound; (v) to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States, the State of New York or The Commonwealth of Massachusetts is required for the consummation by the Pyramid Trust on behalf of the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the Securities Act, the Exchange Act and the Investment Company Act, and such as may be required under state securities law;
         (vi) only insofar as they relate to the Acquiring Fund, the descriptions in the Proxy Statement of statutes, legal and governmental proceedings and contracts and other documents, if any, are accurate and fairly present the information required to be shown; (vii) such counsel does not know of any legal or governmental proceedings, only insofar as they relate to the Acquiring Fund, existing on or before the effective date of the Registration Statement or the Closing Date required to be described in the Registration

         Statement or to be filed as exhibits to the Registration Statement which are not described as required; (viii) the Pyramid Trust is registered as an investment company under the Investment Company Act and its registration with the Commission as an investment company under the Investment Company Act is in full force and effect; and (ix) to the best knowledge of such counsel, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Pyramid Trust with respect to the Acquiring Fund or any of the properties or assets of the Acquiring Fund and the Pyramid Trust is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body, which materially and adversely affects the business of the Acquiring Fund, other than as previously disclosed in the Registration Statement or as disclosed to the Acquired Fund. Such counsel also shall state that they have participated in conferences with officers and other representatives of the Pyramid Trust at which the contents of the Proxy Statement and related matters were discussed and, although they are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Proxy Statement (except to the extent indicated in paragraph (vi) of their above opinion), on the basis of the foregoing (relying as to materiality to a large extent upon the opinions of officers and other representatives of the Pyramid Trust), no facts have come to their attention that lead them to believe that the Proxy Statement as of its date, as of the date of the Acquired Fund shareholders' meeting, and as of the Closing Date, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein regarding the Acquiring Fund or the Pyramid Trust or necessary to make the statements therein regarding the Acquiring Fund or the Pyramid Trust, in the light of the circumstances under which they were made, not misleading. Such opinion may state that such counsel does not express any opinion or belief as to the financial statements or other financial data or as to the information relating to the Acquiring Fund contained in the Proxy Statement or Registration Statement, and that such opinion is solely for the benefit of the Investment Trust and the Pyramid Trust and their respective trustees and officers. Such counsel may rely, as to matters governed by the laws of The Commonwealth of Massachusetts, on an opinion of Massachusetts counsel. Such opinion also shall include such other matters incident to the transaction contemplated hereby as the Investment Trust on behalf of the Acquired Fund may reasonably request. Finally, such opinion need not opine with respect to the applicability of Section 17(a) under the Investment Company Act or Rule 17a-8 thereunder.

         In this paragraph 6.3, references to the Proxy Statement include and relate only to the text of such Proxy Statement and not to any exhibits or attachments thereto or to any documents incorporated by reference therein.

7.       CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

         The obligations of the Acquiring Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

         7.1. All representations and warranties made in this Agreement by or on behalf of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

         7.2. The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities as of the Closing Date, certified by the Investment Trust's Treasurer or Assistant Treasurer on behalf of the Acquired Fund;

         7.3. The Investment Trust on behalf of the Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President or Vice President and Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties made in this Agreement by or on behalf of the Acquired Fund are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement; and

         7.4. The Acquiring Fund shall have received on the Closing Date a favorable opinion of Philip W. Coolidge, counsel to the Acquired Fund, in a form satisfactory to Thomas M. Lenz, Secretary of the Acquiring Fund, covering the following points:

         That (i) the Acquired Fund is a series of the Investment Trust which is a business trust validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power, under its Declaration of Trust, to own all of its properties and assets and to carry on its business as presently conducted; (ii) this Agreement has been duly authorized, executed and delivered by the Investment Trust on behalf of the Acquired Fund and, assuming that the Prospectus, the Registration Statement and the Proxy Statement comply with the Securities Act, the Exchange Act and the Investment Company Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of the Agreement by the Pyramid Trust on behalf of the Acquiring Fund, is a valid and binding obligation of the Investment Trust enforceable against the Investment Trust in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles; (iii) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, result in a material violation of the Declaration of Trust or By-laws of the Investment Trust or any provision of any agreement (known to such counsel) to which the Investment Trust with respect to the Acquired Fund is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty, under any agreement, judgment or decree to which the Investment Trust with respect to the Acquired Fund is a party or by which it is bound;
         (iv) to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States, the State of New York or The Commonwealth of Massachusetts is required for the consummation by the Investment Trust of the transactions contemplated herein, except such as have been obtained under the Securities Act, the Exchange Act and the Investment Company Act, and such as may be required under state securities laws; (v) only insofar as they relate to the Investment Trust and the Acquired Fund, the descriptions in the Proxy Statement of statutes, legal and governmental proceedings and contracts and other documents, if any, are accurate and fairly present the information required to be shown; (vi) such counsel does not know of any legal or governmental proceedings, only insofar as they relate to the Acquired Fund existing on or before the effective date of the Registration Statement or the Closing Date, required to be described in the Proxy Statement or to be filed as exhibits to the Registration Statement which are not described and filed as required;
         (vii) the Investment Trust is registered as an investment company under the Investment Company Act and its registration with the Commission as an investment company under the Investment Company Act is in full force and effect; and (viii) to the best knowledge of such counsel, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Investment Trust with respect to the Acquired Fund or any of the properties or assets of the Acquired Fund and the Investment Trust is not a party to nor subject to the provisions of any order, decree or judgment of any court or governmental body, which materially and adversely affects the business of the Acquired Fund other than as previously disclosed in the Proxy Statement or as disclosed to the Acquiring Fund. Such counsel also shall state that they have participated in conferences with officers and other representatives of the Investment Trust at which the contents of the Proxy Statement and related matters were discussed and, although they are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Proxy Statement (except to the extent indicated in paragraph (v) of their above opinion), on the basis of the foregoing (relying as to materiality to a large extent upon the opinions of officers and other representatives of the Investment Trust), no facts have come to their attention that lead them to believe that the Proxy Statement as of its date, as of the date of the Acquired Fund shareholders' meeting, and as of the Closing Date, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein regarding the Acquired Fund or the Investment Trust or necessary in the light of the circumstances under which they were made, to make the statements therein not misleading. Such opinion may state that such counsel does not express any opinion or belief as to the financial statements or other financial data, or as to the information relating to the Acquired Fund, contained in the Proxy Statement or Registration Statement, and that such opinion is solely for the benefit of the Pyramid Trust and the Investment Trust and their respective trustees and officers. Such counsel may rely, as to matters governed by the laws of The Commonwealth of Massachusetts, on an opinion of Massachusetts counsel. Such opinion also shall include such other matters incident to the transaction contemplated hereby as the Pyramid Trust on the behalf of the Acquiring Fund may reasonably request. Finally, such opinion need not opine with respect to the applicability of Section 17(a) under the 1940 Act or Rule 17a-8 thereunder.

         In this paragraph 7.4, references to the Proxy Statement include and relate to only the text of such Proxy Statement and not to any exhibits or attachments thereto or to any documents incorporated by reference therein.

8.       FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH OF THE PARTIES

         If any of the conditions set forth below do not exist on or before the Closing Date with respect to either party hereto, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

         8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Investment Trust's Declaration of Trust and By-laws and certified copies of the votes evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, no party hereto may waive the conditions set forth in this paragraph 8.1;

         8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

         8.3. All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no-action" positions of and exemptive orders from such federal and state authorities) deemed necessary by either party hereto to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of any party hereto, provided that any party may for itself waive any of such conditions;

         8.4. The Registration Statement shall have become effective under the Securities Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the Securities Act;

         8.5. The Acquired Fund shall have declared and paid a dividend or dividends on the outstanding shares of the Acquired Fund, which, together with all previous such dividends, shall have the effect of distributing to the shareholders of such Acquired Fund all of the investment company taxable income of the Acquired Fund for all taxable years ending on or prior to the Closing Date.

      8.6. The parties shall have received a favorable opinion of Willkie Farr & Gallagher, addressed to the Pyramid Trust in respect of the Acquiring Fund and the Investment Trust in respect of the Acquired Fund and satisfactory to ______________ and _______________, as Secretary of each of the parties, respectively, substantially to the effect that for federal income tax purposes:

                  (i) the transfer of all or substantially all of the Acquired Fund's assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund, will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the

                  Acquired Fund are each a "party to a reorganization" within the meaning of Section 368(b) of the Code; (ii) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund; (iii) no gain or loss will be recognized by the Acquired Fund upon the transfer of its assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to the Acquired Fund Shareholders; (iv) no gain or loss will be recognized by the Acquired Fund shareholders upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund; and (v) the aggregate tax basis for the Acquiring Fund Shares received by each of the Acquired Fund shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization).

         Notwithstanding anything herein to the contrary, no party hereto may waive the conditions set forth in this paragraph 8.6.

9.       BROKERAGE FEES AND EXPENSES

         9.1. Each party hereto represents and warrants to each other party hereto, that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

         9.2. The Funds have been informed by Bankers Trust Company that Bankers Trust Company will pay for all expenses incurred in connection with the Reorganization except that the Acquired Fund shall be liable for its fees and expenses incurred in connection with its liquidation and termination.

10.      ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

         10.1. The parties hereto agree that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

         10.2. The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

11.      TERMINATION

         11.1. This Agreement may be terminated at any time prior to the Closing Date by: (1) the mutual agreement of the Investment Trust on behalf of the Acquired Fund and the Pyramid Trust on behalf of the Acquiring Fund; (2) any party in the event that the other party hereto shall materially breach any representation, warranty or agreement contained herein to be performed at or prior to the Closing Date; or (3) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

         11.2. In the event of any such termination, there shall be no liability for damages on the part of any party hereto or their respective Trustees or officers to any other party, but each shall bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement.

12.      AMENDMENTS

         This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Investment Trust on behalf of the Acquired Fund and the Pyramid Trust on behalf of the Acquiring Fund; provided, however, that following the meeting of the Acquired Fund shareholders called by the Investment Trust pursuant to paragraph
5.3 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Acquired Fund shareholders under this Agreement to the detriment of such shareholders without their further approval.

13.      NOTICES

         Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to the Investment Trust on behalf of the Acquired Fund and the Pyramid Trust on behalf of the Acquiring Fund at 6 St. James Avenue, Boston, Massachusetts 02116.

14. HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF LIABILITY

         14.1 The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         14.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         14.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Massachusetts.

         14.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other parties hereto. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, corporation or other entity, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

         14.5 It is expressly agreed that the obligations of the Investment Trust and the Pyramid Trust shall not be binding upon any of their respective Trustees, shareholders, nominees, officers, agents or employees personally, but bind only the trust property of the Investment Trust or the Pyramid Trust, as the case may be, as provided in the trust instruments of the Investment Trust and the Pyramid Trust, respectively. The execution and delivery of this Agreement have been authorized by the Trustees of each of the Investment Trust and the Pyramid Trust, and this Agreement has been executed by authorized officers of the Investment Trust and the Pyramid Trust on behalf of the Acquired Fund and the Acquiring Fund, respectively, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Investment Trust and the Pyramid Trust, as the case may be, as provided in the Declaration of Trust of the Investment Trust and the Pyramid Trust, respectively.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and attested by its Secretary or Assistant Secretary.

Attest:                                    BT INVESTMENT FUNDS
                                            on behalf of SHORT/INTERMEDIATE U.S.
                                            GOVERNMENT SECURITIES FUND


_________________________                  By:___________________________
Name:  Thomas M. Lenz                      Name:  Philip W. Coolidge
Title: Secretary                           Title: President


Attest:                                    BT PYRAMID MUTUAL FUNDS
                                            on behalf of LIMITED TERM
                                            U.S. GOVERNMENT SECURITIES FUND


_________________________                  By:___________________________
Name:  Thomas M. Lenz                      Name:  Philip W. Coolidge
Title: Secretary                           Title: President

                       STATEMENT OF ADDITIONAL INFORMATION
                               DATED MARCH__, 1996

                          ACQUISITION OF THE ASSETS OF
               SHORT/INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND
                              A SEPARATE SERIES OF
                               BT INVESTMENT FUNDS
                               6 ST. JAMES AVENUE
                           BOSTON, MASSACHUSETTS 02116
                                  (617)423-0800

                        BY AND IN EXCHANGE FOR SHARES OF

           BT INVESTMENT LIMITED TERM U.S. GOVERNMENT SECURITIES FUND
                              A SEPARATE SERIES OF
                             BT PYRAMID MUTUAL FUNDS
                               6 ST. JAMES AVENUE
                           BOSTON, MASSACHUSETTS 02116
                                 (617) 423-0800

         This Statement of Additional Information, relating specifically to the proposed transfer of all or substantially all of the assets of Short/Intermediate U.S. Government Securities Fund (the "Acquired Fund") to BT Investment Limited Term U.S. Government Securities Fund (the "Acquiring Fund") in exchange for shares of beneficial interest of the Acquiring Fund and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund, consists of this cover page and the following described documents, each of which accompanies this Statement of Additional Information and is incorporated herein by reference.

         1. Statement of Additional Information of BT Pyramid Mutual Funds dated April 28, 1995.

         2. Annual Report of the Acquiring Fund for the fiscal year ended December 31, 1995.

         3. Annual Report of the Acquired Fund for the fiscal year ended December 31, 1995.

         4.       Pro Forma Financial Statements

         This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement, dated March__, 1996, relating to the above-referenced matter may be obtained without charge by calling or writing either the Acquiring Fund or the Acquired Fund at the telephone numbers or addresses set forth above or by calling toll-free 1-800-422-6577. This Statement of Additional Information should be read in conjunction with the Prospectus/Proxy Statement dated March__1996.

         The date of this Statement of Additional Information is March__1996.

                                                         INV.           LIMITED
                                                       S/I U.S.        TERM U.S.             PRO
                                                        GOV'T            GOV'T              FORMA          COMBINED
STATEMENT OF ASSETS AND LIABILITIES                      FUND             FUND           ADJUSTMENTS         FUND
=======================================================================================================================
December 31, 1995

ASSETS
-----------------------------------------------------------------------------------------------------------------------
     Investment in Portfolio, at Value                 $23,213,347        $29,770,837                       $52,984,184
-----------------------------------------------------------------------------------------------------------------------
     Due from Banker Trust                                   4,823             17,526                            22,349
-----------------------------------------------------------------------------------------------------------------------
     Receivable for Capital Stock Sold                                         86,015                            86,015
-----------------------------------------------------------------------------------------------------------------------
     Deferred Organizational Expenses                                           5,926                             5,926
-----------------------------------------------------------------------------------------------------------------------
     Prepaid Expense and Other Receivable                    7,235             14,633                            21,868
=======================================================================================================================
     Total Assets                                       23,225,405         29,894,937                        53,120,342
=======================================================================================================================

LIABILITIES
-----------------------------------------------------------------------------------------------------------------------
     Payable for Capital Stock Redeemed                     25,678                                    -          25,678
-----------------------------------------------------------------------------------------------------------------------
     Dividend Payable                                        7,197                                    -           7,197
-----------------------------------------------------------------------------------------------------------------------
     Accrued Expenses and Accounts Payable                  24,467             25,045           (14,586)         34,926
=======================================================================================================================
     Total Liabilities                                      57,342             25,045           (14,586)         67,801
=======================================================================================================================


NET ASSETS                                             $23,168,063        $29,869,892                       $53,052,541
-----------------------------------------------------------------------------------------------------------------------


NET ASSET VALUE, PER SHARE                                   $9.96              $9.96                             $9.96
=======================================================================================================================

COMPOSITION OF NET ASSETS
-----------------------------------------------------------------------------------------------------------------------
     Paid-in Capital                                    23,162,691         29,601,204            14,586      52,778,481
-----------------------------------------------------------------------------------------------------------------------
     Net Realized Gain (Loss)  from Security
        Transactions                                        55,911             25,624                            81,535
-----------------------------------------------------------------------------------------------------------------------
     Net Unrealized Appreciation (Depreciation)
        on Securities                                      (50,539)           243,064                           192,525
-----------------------------------------------------------------------------------------------------------------------
NET ASSETS, DECEMBER 31, 1995                          $23,168,063        $29,869,892           $14,586     $53,052,541
=======================================================================================================================

=======================================================================================================================
OUTSTANDING SHARES, DECEMBER 31, 1995                    2,326,397          3,000,289                         5,326,686
=======================================================================================================================

                                                                            INV.                         LIMITED
                                                                          S/I U.S.                      TERM U.S.
                                                                            GOV'T                         GOV'T
STATEMENT OF OPERATIONS                                                     FUND                           FUND
===================================================================================================================================


-----------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
-----------------------------------------------------------------------------------------------------------------------------------
     Income From Portfolio, Net                                                           $1,200,715                     $1,857,232
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
-----------------------------------------------------------------------------------------------------------------------------------
     Administration and Services                                              $108,374                        $91,142
-----------------------------------------------------------------------------------------------------------------------------------
     Professional                                                                8,879                          8,879
-----------------------------------------------------------------------------------------------------------------------------------
     Registration                                                               15,186                         20,358
-----------------------------------------------------------------------------------------------------------------------------------
     Trustees                                                                    2,077                          6,534
-----------------------------------------------------------------------------------------------------------------------------------
     Amortization of Organizational Expenses                                     1,164                          5,780
-----------------------------------------------------------------------------------------------------------------------------------
     Shareholder Reports                                                        17,022                         15,166
-----------------------------------------------------------------------------------------------------------------------------------
     Taxes & Miscellaneous                                                       1,756                          1,959
-----------------------------------------------------------------------------------------------------------------------------------
     Total Expenses                                                            154,458                        149,818
-----------------------------------------------------------------------------------------------------------------------------------
     Less: Expenses Absorbed by Bankers Trust                                  (46,084)      108,374          (58,676)       91,142
-----------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                                                                      1,092,341                     $1,766,090
-----------------------------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON SECURITIES
-----------------------------------------------------------------------------------------------------------------------------------
     Net Realized Gain (Loss) from Security Transactions                                     337,315                        463,090
-----------------------------------------------------------------------------------------------------------------------------------
     Net Change in Unrealized Appreciation (Depreciation) on Securities                      297,631                        628,130
-----------------------------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON SECURITIES                                        634,946                      1,091,220
===================================================================================================================================
NET INCREASE IN NET ASSETS FROM OPERATIONS                                                $1,727,287                     $2,857,310
===================================================================================================================================

YEAR TO DATE AVERAGE NET ASSETS                                             19,704,384                     30,380,547
===================================================================================================================================

GROSS EXPENSE RATIO                                                         0.78%                         0.49%
-----------------------------------------------------------------------------------------------------------------------------------

REIMBURSEMENT RATIO                                                        -0.23%                         -0.19%
-----------------------------------------------------------------------------------------------------------------------------------

NET EXPENSE RATIO                                                           0.55%                         0.30%
===================================================================================================================================


                                                                              PRO
                                                                             FORMA                    FUND
STATEMENT OF OPERATIONS [continued]                                       ADJUSTMENTS               COMBINED
=================================================================================================================================


---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
---------------------------------------------------------------------------------------------------------------------------------
     Income From Portfolio, Net                                                                                       $3,057,947
---------------------------------------------------------------------------------------------------------------------------------
EXPENSES
---------------------------------------------------------------------------------------------------------------------------------
     Administration and Services                                                                         199,516
---------------------------------------------------------------------------------------------------------------------------------
     Professional                                                                 (3,100)                 14,658
---------------------------------------------------------------------------------------------------------------------------------
     Registration                                                                                         35,544
---------------------------------------------------------------------------------------------------------------------------------
     Trustees                                                                                              8,611
---------------------------------------------------------------------------------------------------------------------------------
     Amortization of Organizational Expenses                                      (1,486)                  5,458
---------------------------------------------------------------------------------------------------------------------------------
     Shareholder Reports                                                         (10,000)                 22,188
---------------------------------------------------------------------------------------------------------------------------------
     Taxes & Miscellaneous                                                                                 3,715
---------------------------------------------------------------------------------------------------------------------------------
     Total Expenses                                                              (14,586)                289,690
---------------------------------------------------------------------------------------------------------------------------------
     Less: Expenses Absorbed by Bankers Trust                                                           (104,760)        184,930
---------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                                                                                                 $2,873,017
---------------------------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON SECURITIES
---------------------------------------------------------------------------------------------------------------------------------
     Net Realized Gain (Loss) from Security Transactions                                                                 800,405
---------------------------------------------------------------------------------------------------------------------------------
     Net Change in Unrealized Appreciation (Depreciation) on Securities                                                  925,761
---------------------------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON SECURITIES                                                                  1,726,166
=================================================================================================================================
NET INCREASE IN NET ASSETS FROM OPERATIONS                                                                            $4,599,183
=================================================================================================================================

YEAR TO DATE AVERAGE NET ASSETS                                                                    50,084,931
=================================================================================================================================

GROSS EXPENSE RATIO                                                                                   0.58%
---------------------------------------------------------------------------------------------------------------------------------

REIMBURSEMENT RATIO                                                                                  -0.21%
---------------------------------------------------------------------------------------------------------------------------------

NET EXPENSE RATIO                                                                                     0.37%
=================================================================================================================================

                                                INV.                         LIMITED
                                              S/I U.S.                      TERM U.S.
                                               GOV'T                         GOV'T                   COMBINED
STATEMENT OF CHANGES IN NET ASSETS             FUND                           FUND                     FUND
=================================================================================================================================

                                              For the          For the      For the       For the      For the          For the
                                            year ended        year ended   year ended   year ended    year ended       year ended
                                             December          December     December     December      December         December
                                             31, 1995          31, 1994     31, 1995     31, 1994      31, 1995         31, 1994
---------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
---------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
---------------------------------------------------------------------------------------------------------------------------------
     Net Investment Income                 $1,092,341         $590,680    $1,766,090     $944,156    $2,873,017       $1,534,836
---------------------------------------------------------------------------------------------------------------------------------
     Net Realized Gain (Loss
      from Security Transactions              337,315         (296,803)      463,090     (422,528)      800,405         (719,331)
---------------------------------------------------------------------------------------------------------------------------------
     Net Unrealized Appreciation
       (Depreciation) on Securities           297,631         (337,589)      628,130     (405,207)      925,761         (742,796)
---------------------------------------------------------------------------------------------------------------------------------
     Net (Decrease) in Net Assets
      from Operations                       1,727,287          (43,712)    2,857,310      116,421     4,599,183           72,709
---------------------------------------------------------------------------------------------------------------------------------

FROM DIVIDENDS AND DISTRIBUTIONS
  TO SHAREHOLDERS
---------------------------------------------------------------------------------------------------------------------------------
     Net Investment Income                 (1,092,347)        (590,674)   (1,766,090)    (944,156)   (2,858,437)     ($1,534,830)
---------------------------------------------------------------------------------------------------------------------------------
     Net Realized Gain from Security
       Transactions                               -                 -             -           -              -                -
---------------------------------------------------------------------------------------------------------------------------------
     Net (Decrease) in Net Assets
       from Distributions to Shareholders  (1,092,347)        (590,674)   (1,766,090)    (944,156)   (2,858,437)      (1,534,830)
---------------------------------------------------------------------------------------------------------------------------------

FROM CAPITAL SHARES TRANSACTIONS
---------------------------------------------------------------------------------------------------------------------------------
     Net Increase in Net Assets from
       Capital Shares Transactions          8,444,966          579,998    (2,523,359)  28,667,659     5,921,607      $29,247,657
---------------------------------------------------------------------------------------------------------------------------------

     TOTAL INCREASE IN NET ASSETS           9,079,906          (54,388)   (1,432,139)  27,839,924     7,662,353       27,785,536
=================================================================================================================================

NET ASSETS
---------------------------------------------------------------------------------------------------------------------------------
     Beginning of Year                     14,088,157       14,142,545    31,302,031    3,462,107    45,390,188      $17,604,652
---------------------------------------------------------------------------------------------------------------------------------
     End of Year                          $23,168,063      $14,088,157   $29,869,892  $31,302,031   $53,052,541      $45,390,188
=================================================================================================================================

1.   GENERAL

     The accompanying pro forma financial statements are presented to show the effect of the proposed acquisition of the Short/Intermediate US Government Securities Fund of the BT Investment Funds by the Limited Term US Government Securities Fund of the BT Pyramid Mutual Funds, as if such acquisition had taken place as of January 1, 1996.

     Short/Intermediate US Government Securities Fund and Limited Term US Government Securities Fund invest substantially all of its assets in the Short/Intermediate US Government Securities Portfolio ("Portfolio"). Since the acquisition will not have any effect on the Portfolio the pro forma financial statements for the portfolio will not be presented. The statement of assets and liabilities, the related statement of operations and the schedule of portfolio investments of the Short/Intermediate US Government Securities Portfolio are included in the annual reports for the Short/Intermediate US Government Securities Fund and Limited Term US Government Securities Fund, dated December 31, 1995.

     Under  the  terms  of  the  Agreement  and  Plan  of  Reorganization,   the
     combination of the Limited Term US Government Securities Fund and Short/Intermediate US Government Securities Fund will be structured for tax purposes to qualify as a tax-free reorganization under the Internal Revenue Code and, accordingly, will be accounted for by the method of accounting for tax free mergers of investment companies. The acquisition of the net assets of Short/Intermediate US Government Securities Fund in exchange for shares of Limited Term US Government Securities Fund at net asset value. The statement of assets and liabilities and the related statement of operations of Short/Intermediate US Government Securities Fund and Limited Term US Government Securities Fund which are included in their respective annual reports dated December 31, 1995.

     The following notes refer to the accompanying pro forma financial statements as if the aforementioned acquisition of Short/Intermediate US Government Securities Fund and Limited Term US Government Securities Fund had taken place as of January 1, 1996.

     NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     A.  Organization

         BT Pyramid Mutual Funds (the "Trust") is registered under the Investment Company Act of 1940 (the "Act"), as amended, as an open-end management investment company. The Trust was organized on February 28, 1992, as a business trust under the laws of the Commonwealth of Massachusetts. The BT Investment Limited Term US Government Securities Fund (the "Fund") is one of the funds offered to investors by the Trust. The Fund commenced operations and began offering shares of beneficial interest on August 24, 1992. The Fund invest substantially all of its assets in the Short/Intermediate US Government Securities Portfolio (the "Portfolio"). The Portfolio is an open-end management investment company registered under the Act. The Fund seeks to achieve its investment objective by investing all of its investable assets in the Portfolio. The value of such investment in the Portfolio reflects the Fund's proportionate interest in the net assets of the Portfolio. At December 31, 1995, the Fund's investment was approximately 54% of the Portfolio.

     B.  Investment Income

         The Fund earns interest income, net of expenses, daily on its investment in the Portfolio. All of the net investment income and realized and unrealized gains and losses from the security transactions of the Portfolio are allocated pro rata among the investors in the Portfolio at the time of such determination.

     C.  Organizational Expenses

         Costs incurred by the Fund in connection with its organization and initial registration are being amortized evenly over a period of sixty months.

     D.  Dividends

         The Fund declares dividends daily from net investment income and pays these dividends monthly. Dividends payable to shareholders are recorded by the Fund on the ex-dividend date, which is the same as the declaration date. Distributions of net realized short-term and long-term capital gains, if any, will be made annually to the extent they are not offset by any capital loss carryforwards.

     E.  Federal Income Taxes

         It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to shareholders. Therefore, no federal income tax provision is required.

     F.  Other

         The Trust accounts separately for the assets, liabilities, and operations of the Fund. Expenses directly attributed to the Fund are charged to the Fund, while expenses which are attributable to all of the Trust's funds are allocated among them.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

     NOTE 2 - FEES AND TRANSACTIONS WITH AFFILIATES

     The Fund has entered into an Administration and Service Agreement with Bankers Trust Company ("Bankers Trust"). Under this Administration and Services Agreement, Bankers Trust provides administrative, custody, transfer agency and shareholder services to the Fund in return for a fee computed daily and paid monthly at an annual rate of 0.30 of 1% of the Fund's average daily net assets. For the year ended December 31, 1995, this fee aggregated $91,142.

     The Trust has entered into a Distribution Agreement with Signature Broker-Dealer Service, Inc. ("Signature"). Under the Distribution Agreement with the Trust, pursuant to Rule 12b-1 of the 1940 Act, Signature may seek reimbursement, at annual rate not exceeding 0.20 of 1% of the Fund's average daily net assets, for expensed incurred in connection with any activities primarily intended to result in the sale of the Fund's shares. For the year ended December 31, 1995, there were no reimbursable expenses incurred under this agreement.

     Bankers Trust has voluntarily undertaken to waive and reimburse expenses of the Fund, to the extent necessary, to limit all expenses to 0.30 of 1% of the average daily net assets of the Fund, excluding expenses of the Portfolio, and 0.60 of 1% of the average daily net assets of the Fund, including expenses of the Portfolio. For the year ended December 31, 1995, expenses of the Fund have been reduced by $58,676.

     The Fund is subject to such limitations as may from time to time be imposed by the Blue Sky laws of states in which the Fund sells its shares. Currently, the most restrictive jurisdiction imposes expense limitations of 2.5% of the first $30,000,000 of the average daily net assets, 2.0% of the next $70,000,000, and 1.5% of any excess over $100,000,000.

     Certain trustees and officers of the Funds are also directors, officers and/or employees of Signature. None of the trustees so affiliated received compensation for service as trustee of the Fund. Similarly, none of the Fund's officers received compensation from the Fund.

2.   PRO FORMA ADJUSTMENTS

     The accompanying pro forma financial statements reflect adjustments made to expenses for duplicated services that would not have been incurred if the merger took place on January 1, 1996. Since the funds had identical net asset values per share of $9.96 at December 31, 1995, there were no changes in the fund shares.

     NOTE 3 - SHARES OF BENEFICIAL INTEREST

     At December 31, 1995, there were an unlimited number of shares of beneficial interest authorized. Transactions in shares of beneficial interest were as follows:

                                          For the                                         For the
                                        year ended                                      year ended
                                         December                                        December
                                         31, 1995                                        31, 1994
                                ----------------------------------------    ------------------------------------
                                   Shares                Amount                 Shares                Amount
                                ------------          -------------          ------------          -------------
       Sold                       1,207,729             11,921,648             3,429,062             33,692,378
       Reinvested                   178,335              1,754,361                93,259                939,424
       Redeemed                  (1,643,080)           (16,199,368)             (609,128)            (5,964,143)
                                 ----------            -----------            ----------             ----------
       Net Increase

       (Decrease)                  (257,016)              (253,359)           (2,913,193)            (28,667,659)
                                 ==========            ===========            =========-             ===========

                             BT PYRAMID MUTUAL FUNDS

                                     PART C

                                OTHER INFORMATION


ITEM 15.     INDEMNIFICATION
             The  response  to  this  item  is   incorporated  by  reference  to
             "Liability  of  Trustees"   under  the  caption   "Information   on
             Shareholders' Rights" in Part A of this Registration Statement.

ITEM 16. EXHIBITS -- References are to Registrant's Registration Statement on Form N-1A as filed with the Securities and Exchange Commission (the "SEC") (File Nos. 33-7404 and 811-4760) (the "Registration Statement")

(1A)          Declaration of Trust of the Trust.3
(1B)          Second Amended and Restated Designation of Series.3
(1C)          Third Amended and Restated Establishment and Designation of
                 Series.3
(1D)          Fourth Amended and Restated Establishment and Designation of
                 Series.3
(1E)          Fifth Amended and Restated Establishment and Designation of
                 Series.3

(2)           By-Laws of the Trust.3

(3)           Not Applicable.

(4)          Agreement and Plan of Reorganization (included as Exhibit A to Registrant's prospectus/Proxy Statement contained in Part A of this Registration Statement).4

(5)          Not Applicable.

(6)          Not Applicable.

(7)          Distribution Agreement.1

(8)          Not Applicable.

(9)          Administration and Services Agreement.2

(10)         Plan of Distribution pursuant to Rule 12b-1  under the
                 1940 Act.1

(11)         Opinion and Consent with respect to validity of shares.5

(12)         Opinion and Consent with respect to tax matters.4

(13)         Not Applicable.

(14)         Consent of Independent Accountant.5

(15)         Not Applicable.

(16)         Powers of Attorney.1

(17)         Form of Proxy Card.5
-------------------
1 Incorporated by reference herein from Pre-Effective Amendment No. 1 to the Registration Statement as filed with the SEC on June 9, 1992.
2. Incorporated by reference herein from Post-Effective Amendment No. 5 to the Registration Statement as filed with the SEC on April 30, 1993.
3. Incorporated by reference herein from Post-Effective Amendment No. 5 to the Registration Statement as filed with the SEC on July 31, 1995.
4.       Filed herewith.
5.       To be filed by amendment.

ITEM 17. UNDERTAKINGS

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

         As required by the Securities Act of 1933, as amended, this Registration Statment has been signed on behalf of the registrant, in the City of Boston and The Commonwealth of Massachusetts on the 29 day of February, 1996.

                                                 BT PYRAMID MUTUAL FUNDS



                                                 BY: /S/ PHILIP W. COOLIDGE
                                                     Philip W. Coolidge
                                                     President


         As  required  by  the  Securities   Act  of  1933,  as  amended,   this
Registration Statement has been signed by the following persons in the capacities and on the date indicated above.

SIGNATURE                                     TITLE


/S/PHILIP W. COOLIDGE                         President and Trustee
Philip W. Coolidge



S. LELAND DILL *                              Trustee
S. Leland Dill



KELVIN J. LANCASTER *                         Trustee
Kelvin J. Lancaster



PHILIP SAUNDERS, JR. *                        Trustee
Philip Saunders, Jr.



/S/JOHN R. ELDER                              Treasurer and Secretary
John R. Elder                                 (Principal Financial and
                                              Principal Accounting Officer)


*  BY:  /S/ PHILIP W. COOLIDGE
        Philip W. Coolidge
        as Attorney-in-Fact
        Pursuant to Power of Attorney previously filed

                               INDEX TO EXHIBITS

EXHIBIT NO.         DESCRIPTION

12.                 Opinion and Consent with respect to tax matters